Prospectus Supplement                                    Rule 424 (b3)
(To Prospectus dated March 1, 1996,                      Registration Statement
as supplemented by Prospectus Supplements                File No. 333-1408
dated March 6, 1996 and June 4, 1996)

                                1,193,000 Shares

                        The Carbide/Graphite Group, Inc.

                                  Common Stock
                           ---------------------------

     This Prospectus Supplement relates to the offer and sale of 1,193,000 shares of $0.01 par value common stock (the "Common Stock") of The Carbide/Graphite Group, Inc. (the "Company") which may be offered for sale hereby, including shares of Common Stock which may be issuable upon exercise of outstanding stock options and shares offered for resale following such exercise, from time to time, by any or all of the selling stockholders named herein (the "Selling Stockholders"). See "Security Ownership of Selling Stockholders" contained in this Prospectus Supplement. The Company will not receive any of the proceeds from the sale of such shares.

     On March 1, 1996, 2,457,958 shares of Common Stock (the "Registered Shares") were registered with the Securities and Exchange Commission on Form S-1. On March 6, 1996, 999,958 shares of the Registered Shares were offered pursuant to a Prospectus Supplement and sold by certain selling stockholders named therein through an underwritten public offering. From June 4, 1996 through July 12, 1996, 265,000 shares of the Registered Shares were sold by certain Selling Stockholders. The 1,193,000 shares of the remaining Registered Shares may be offered for sale hereby.

     The Common Stock is quoted on the NASDAQ National Market System under the symbol "CGGI." On September 30, 1996, the last reported sale price of the Company's Common Stock as reported by the NASDAQ National Market System was $18.50 per share.

     See "Risk Factors" commencing on page 8 of the accompanying Prospectus for a discussion of certain factors that should be considered in connection with an investment in the Common Stock offered hereby.

                           ---------------------------


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           ---------------------------

     The shares of Common Stock to which this Prospectus Supplement relates may from time to time be offered and sold by the Selling Stockholders to or through underwriters, through one or more agents or dealers or directly to purchasers. The shares of Common Stock may be sold by the Selling Stockholders from time to time, in ordinary brokers' transactions through the NASDAQ National Market System at the price prevailing at the time of such sale. The commission payable will be the regular commission a broker receives for effecting such sales. The shares of Common Stock may also be offered in block trades, private transactions, or otherwise. The net proceeds to the Selling Stockholder will be the proceeds received by him upon such sales, less brokerage commissions. All expenses of registration in connection with this offering are being borne by the Company, but the Selling Stockholders will pay any brokerage fees and other expenses of sale incurred by them. See "Plan of Distribution" in the accompanying Prospectus.

                           ---------------------------


            The date of this Prospectus Supplement is October 1, 1996



                   SECURITY OWNERSHIP OF SELLING STOCKHOLDERS

     The following table sets forth certain information, as of the date of this Prospectus Supplement, regarding the beneficial ownership of Common Stock by each of the Selling Stockholders.

                                                              Beneficial Ownership         Beneficial Ownership
                                                            Prior to sale under this       After sale under this
                                                             Prospectus Supplement         Prospectus Supplement
                                                                     (1)(2)                       (1)(2)
                                                           --------------------------   ---------------------------
                   Beneficial Owner                          Number      Percentage       Number       Percentage
-------------------------------------------------------    ----------   -------------   ----------   --------------
Nicholas T. Kaiser  (3)................................       455,000              5.3%          +                -
   One Gateway Center, 19th Floor
   Pittsburgh, PA  15222
Ronald N. Clawson  (3).................................       140,000              1.8           +                -
Walter B. Fowler  (3)..................................        70,000              0.8           +                -
Stephen D. Weaver  (3).................................        30,000              0.4           +                -
James G. Baldwin  (3)..................................        75,000              0.9           +                -
James R. Ball  (3).....................................        15,000              0.2           +                -
Ronald B. Kalich  (3)..................................        10,000              0.1           +                -
Roger Mulvihill  (3)...................................         8,000              0.1           +                -
Paul F. Balser  (3)....................................             -               -            -                -
Robert M. Howe  (4)....................................             -               -            -                -
All officers and directors as a group  (10 persons)....       803,000              9.3           +                -
John P. Monago.........................................        55,000              0.7           +                -
   Vice President and Plant Manager (Niagara Falls)
Michael A. Kokoska.....................................        35,000              0.4           +                -
   District Sales Manager
Millard E. Walck.......................................        30,000              0.4           +                -
   Controller (Niagara Falls)
Ara P. Hacetoglu  (5)..................................        27,500              0.3           +                -
   Vice President and Plant Manager (Louisville)
Walter E. Damian.......................................        25,000              0.3           +                -
   Vice President - Human Resources
Stanley L. Foster......................................        25,000              0.3           +                -
   Director - Environment and Planning
Robert G. Pepler  (6)..................................        25,000              0.3           +                -
   Vice President and Plant Manager (Calvert City)
Peter E. Younghans  (7)................................        22,500              0.3           +                -
   Vice President and Plant Manager (St. Marys)
Samuel L. Hoff.........................................        20,000              0.2           +                -
   Director - Raw Materials Technology
Jim J. Trigg  (8)......................................        20,000              0.2           +                -
   General Manager - Seadrift Coke, L.P.
Gerald N. Casillo......................................        18,000              0.2           +                -
   Manager - Production and Process Engineering
Robert G. Keys.........................................        15,000              0.2           +                -
   Maintenance Manager - Seadrift Coke, L.P.
Stewart W. Robinson....................................        15,000              0.2           +                -
   Vice President - Technical (Carbide)
Frank L. Sizemore......................................        15,000              0.2           +                -
   Maintenance Manager (Louisville)
Joseph A. Garvelli.....................................        12,500              0.2           +                -
   Controller - Seadrift Coke, L.P.
David F. Higginbotham..................................        12,500              0.2           +                -
   International Sales Manager
Donald S. Masyada......................................        12,500              0.2           +                -
   Vice President - Electrode Sales

(table continued on next page)

(table continued from previous page)

                                                              Beneficial Ownership         Beneficial Ownership
                                                            Prior to sale under this       After sale under this
                                                             Prospectus Supplement         Prospectus Supplement
                                                                     (1)(2)                       (1)(2)
                                                           --------------------------   ---------------------------
                   Beneficial Owner                          Number      Percentage       Number       Percentage
-------------------------------------------------------    ----------   -------------   ----------   --------------
Roger C. Fritz.........................................         2,500               *            +                -
   Manager - Information Systems
Leo E. Ehrensberger....................................         2,000               *            +                -
   Controller (St. Marys)

------------------

+ This Prospectus Supplement and the accompanying Prospectus relate to all shares and shares issuable upon the exercise of options held by the individual. In the event such individual sold all such shares, the amount of beneficial ownership of shares reflected in this table would be zero.
*    Less than 0.1%.
(1) Unless otherwise noted, each stockholder has sole voting and investment power with respect to the shares shown.
(2) Unless otherwise noted, amounts may include shares of Common Stock issuable upon the exercise of fully vested stock options.
(3) For a discussion of the position, office or other material relationship between the Company and the Selling Stockholder, see "Management" and "Certain Transactions" in the accompanying Prospectus.
(4)  Mr. Howe was elected to the Company's Board of Directors in April 1996.
(5) Includes 27,500 shares issuable upon the exercise of options, 20,000 of which are vested and exercisable.
(6) Includes 10,000 shares issuable upon the exercise of options, 2,500 of which are vested and exercisable.
(7) Includes 22,500 shares issuable upon the exercise of options, 7,500 of which are vested and exercisable.
(8) Includes 15,000 shares issuable upon the exercise of options, 7,500 of which are vested and exercisable.

                           ---------------------------

Fiscal 1996 Financial Data

     Earnings from continuing operations for fiscal 1996 were $14.3 million, or $1.67 per share, compared with $12.3 million, or $1.59 per share in fiscal 1995. Weighted average common and common equivalent shares were 10.7% higher in fiscal 1996. An extraordinary charge of $2.2 million associated with the repurchase of $28.2 million in 11.5% Senior Notes due 2003 reduced fiscal 1996 net income to $12.1 million, or $1.42 per share.

     Net sales for fiscal 1996 were $259.4 million, versus $241.5 million in fiscal 1995, a 7.4% increase. Graphite electrode product sales increased 12.0% over the prior year to $179.9 million for fiscal 1996, while calcium carbide product sales decreased 1.7% to $79.5 million for the current year. Within the graphite electrode products segment, graphite electrode net sales for fiscal 1996 were $134.0 million, versus $119.4 million in fiscal 1995, a 12.2% increase. Graphite electrode sales were higher due to a 7.6% increase in the average net sales price of graphite electrodes which resulted from price increases which took effect during the second half of fiscal 1996. Also, graphite electrode shipments for fiscal 1996 increased to 105.3 million pounds, a 4.5% increase over fiscal 1995. Needle coke sales for fiscal 1996 were $16.5 million, versus $18.6 million in fiscal 1995, an 11.3% decrease. The decline in needle coke sales was the result of the Company using more needle coke internally for electrode production. The effect of lower shipments was partially offset by an 8.3% increase in needle coke prices, which resulted from price increases implemented in January 1996. Other graphite specialty sales increased 30.2% in fiscal 1996 to $29.5 million, principally due to increased sales of bulk graphite to SGL Carbon Corporation ("SGL Corp."). Sales to SGL Corp. were $15.6 million in fiscal 1996 versus $9.9 million in fiscal 1995. Sales to SGL Corp. are at cost under a supply agreement which began in January 1995 and has a term of approximately three years. Within the calcium carbide products segment, pipeline acetylene sales were $28.1 million, an increase of 3.2% compared to fiscal 1995, on a 3.1% increase in shipments. Desulfurization sales decreased 3.9% to $24.7 million due to a 2.6% decrease in shipments and a 1.7% decrease in the net sales price, which were due to increased competition in this market. In addition, sales of electrically calcined anthracite coal in fiscal 1996 decreased 20.8% to $2.6 million due to a 24.1% decrease in shipments.

     For fiscal 1996, operating income was $30.7 million, versus $30.4 million in fiscal 1995. Last year's operating income included $3.4 million of non-recurring consulting income, versus $0.3 million in fiscal 1996. Fiscal 1996's operating income also includes a $1.0 million favorable utility rate settlement. The increase in fiscal 1996 operating income before these non-recurring items resulted from higher shipments of graphite electrodes and higher selling prices of graphite electrodes and needle coke, partially offset by the effects of lower needle coke shipments, lower calcium carbide product sales and higher decant oil costs, which were 11.4% higher in fiscal 1996. See "Risk Factors - Limited Availability and Pricing of Needle Coke Feedstocks" in the accompanying Prospectus.

     In September 1996, Nicholas T. Kaiser, the Chairman, Chief Executive Officer and President of the Company advised the Board of Directors that he intends to retire for personal reasons in the near future, upon the selection of his successor and the completion of a transition period. Mr. Kaiser, who is 62, will continue as a director of the Company.

     The following table reflects certain financial data of the Company as of and for the quarter and fiscal year ended July 31, 1996 and 1995:

                                                    Quarter ended July 31,         Fiscal Year Ended July 31,
                                                ------------------------------   -------------------------------
                                                     1996            1995             1996             1995
                                                --------------  --------------   ---------------  --------------
                                                  (Amounts in thousands, except share & per share information)
                                                --------------  --------------    --------------  --------------
                                                                          (Unaudited)
                                                --------------  --------------    --------------  --------------
Net sales ................................             $65,908         $63,962          $259,394        $241,456
Cost of goods sold .......................              54,466          52,775           214,396         198,160
Selling, general and administrative ......               3,569           3,465            12,837          13,932
Other compensation  ......................                 298             419             1,772           2,315
Other income .............................                (55)         (1,227)             (308)         (3,358)
                                                --------------  --------------   ---------------  --------------
     Operating income ....................               7,630           8,530            30,697          30,407
Special financing expenses (A) ...........                  --             154               889             357
Interest expense .........................               2,084           2,661             9,073          10,518
                                                --------------  --------------   ---------------  --------------
     Income before income taxes ..........               5,546           5,715            20,735          19,532
Provision for income taxes ...............               1,559           2,091             6,416           7,206
                                                --------------  --------------   ---------------  --------------
     Income from continuing operations ...               3,987           3,624            14,319          12,326
Discontinued operations, net of tax
     provision (B) .......................                  --              --                --          16,382
Extraordinary loss, net of tax benefit (C)               (177)              --           (2,177)              --
                                                --------------  --------------   ---------------  --------------
          Net income .....................              $3,810          $3,624           $12,142         $28,708
                                                ==============  ==============   ===============  ==============

Earnings Per Share Information:
Weighted average common and common
     equivalent shares ...................           8,757,068       7,778,682         8,577,451       7,747,756
Income from continuing operations ........               $0.46           $0.47             $1.67           $1.59
Net income  (B) (C).......................               $0.44           $0.47             $1.42           $3.71

Balance Sheet Summary:

                                                                            July 31, 1996         July 31, 1995
                                                                         ----------------       ---------------
Cash, cash equivalents and short-term investments (D) ........                    $26,724               $42,656
Total assets .................................................                    212,870               214,409
Long-term debt ...............................................                     81,763               110,000
Stockholders' equity .........................................                     74,808                43,012

A Represents accounting, legal, printing and other fees incurred in connection with stock offerings.
B Fiscal 1995 includes the net gain and net operating results of the graphite specialty products business sold in January 1995.
C The quarter and fiscal year ended July 31, 1996 include the net charges for the premiums paid and the write-off of deferred financing costs associated with the repurchases of Senior Notes.
D    Includes commercial paper as of July 31, 1996.